Exhibit 11.2

Consent of the Independent Auditor

We consent to the use in this Regulation A Offering Statement on Form 1-A POS of our report dated April 27, 2022, relating to the consolidated financial statements of Fundrise Development eREIT, LLC, appearing in the Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We consent to the use in this Regulation A Offering Statement on Form 1-A POS of our report dated April 12, 2021, relating to the consolidated financial statements of Fundrise Growth eREIT V, LLC, appearing in the Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We also consent to the reference to our firm under the heading “Experts” in such Preliminary Offering Circular.

/s/ RSM US LLP

McLean, Virginia

December 1, 2022